SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03027199

FORM 11-K

Annual Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _______ to _______

Commission file number: 333-92219

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cooperative Bank for Savings, Inc. SSB 401(k)
Supplemental Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cooperative Bankshares, Inc.
201 Market Street
Wilmington, NC 28402

REQUIRED INFORMATION

The Plan's financial statements are filed as Exhibit 1 to this Annual Report on Form 11-K.

INDEX TO EXHIBITS

Exhibit No.	Description
1	Audited Financial Statements
23	Consent of Independent Auditor
99	Section 906 Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPERATIVE BANK FOR SAVINGS, INC.,
SSB 401(K) SUPPLEMENTAL RETIREMENT PLAN
(Name of Plan)

By: Cooperative Bank, as Plan Administrator

Date: July 15, 2003

By: Frederick Willetts III

EXHIBIT 1

COOPERATIVE BANK FOR SAVINGS, INC., SSB
401(K) SUPPLEMENTAL RETIREMENT PLAN

FINANCIAL STATEMENTS

As of December 31, 2002 and 2001
and for the Year Ended December 31, 2002

COOPERATIVE BANK FOR SAVINGS, INC., SSB
401(K) SUPPLEMENTAL RETIREMENT PLAN

TABLE OF CONTENTS

DIXON ODOM PLLC™
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

The Retirement Committee
Cooperative Bank for Savings, Inc., SSB
401(K) Supplemental Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Cooperative Bank for Savings, Inc., SSB 401(K) Supplemental Retirement Plan as of December 31, 2002 and related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cooperative Bank for Savings, Inc., SSB 401(K) Supplemental Retirement Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying statement of net assets available for benefits of the Cooperative Bank for Savings, Inc., SSB 401(k) Supplemental Retirement Plan as of December 31, 2001 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of the Plan's management. We have not audited or reviewed the accompanying statement of net assets available for benefits as of December 31, 2001 and, accordingly, do not express an opinion or any other form of assurance on it.

Dixon Odom PLLC

Sanford, North Carolina
July 11, 2003

COOPERATIVE BANK FOR SAVINGS, INC., SSB
401(K) SUPPLEMENTAL RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

ASSETS		2002	(Unaudited) 2001
Investments, at fair value:			
Mutual funds		$ 503,396	$ 517,854
Employer stock		3,234,385	2,175,044
Total investments		3,737,781	2,692,898
Receivables:			
Employer contributions		7,923	6,761
Employee contributions		19,652	15,574
Total receivables		27,575	22,335
Cash		5,059	17,750
	TOTAL ASSETS	3,770,415	2,732,983
LIABILITIES		-	-
	NET ASSETS AVAILABLE FOR BENEFITS	$ 3,770,415	$ 2,732,983

See accompanying notes and auditors' report.

COOPERATIVE BANK FOR SAVINGS, INC., SSB
401(K) SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Interest and dividends		$ 43,756
Net appreciation in fair value of investments		870,068
Total investment income		913,824
Contributions:		
Employer contributions		90,013
Employee contributions		211,948
Total contributions		301,961
TOTAL ADDITIONS		1,215,785
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefits paid directly to participants		173,719
Administrative expenses		4,634
TOTAL DEDUCTIONS		178,353
	NET INCREASE	1,037,432
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year		2,732,983
	END OF YEAR	$3,770,415

See accompanying notes and auditors' report.

NOTE A - DESCRIPTION OF THE PLAN

The following description of Cooperative Bank for Savings, Inc., SSB 401(k) Supplemental Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Cooperative Bank for Savings, Inc., SSB and its subsidiaries (the "Company") who have one year of service and are age twenty-one or older. The Company is a wholly owned subsidiary of Cooperative Bankshares, Inc. Effective December 31, 2002, the Plan sponsor changed its name to Cooperative Bank. The original Plan was established on April 1, 1992. It was amended and restated as of October 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute between 1% and 15% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their deferral percentage quarterly, on January 1, April 1, July 1 or October 1.

The Company matches 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additionally, the Company may make an additional discretionary matching contribution. Employer contributions are allocated to the Cooperative Bankshares Common Stock Fund. Contributions are subject to certain limitations.

Participant Accounts

Each participant account is credited with the participant's contributions and allocations of (a) the Company's contribution and forfeitures and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in participant contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Until December 31, 2001, a participant's share of employer contributions became 100 percent vested after five years of credited service. Effective January 1, 2002, a participant's share of employer contributions vests in 20% increments for years two through four, with the remaining 40% vesting after five years.

Forfeitures

Forfeitures are allocated to eligible participants in accordance with the Plan agreement.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period certain not to extend beyond the life expectancy of the participant or his designated beneficiary. If the value of the participant's account is $5,000 or less, a lump sum distribution will be made.

Administrative Expenses

The Company pays certain administrative expenses of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Fair Value of Financial Instruments

The Plan's financial instruments consist of investments and short-term receivables. Investments are accounted for at fair market value, and the carrying amount of the receivables approximates fair value due to their short-term nature.

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 5, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's trustee believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

	2002	(Unaudited) 2001
Discretionary Trust with First Trust Corporation:		
Common stock:		
Cooperative Bankshares Common Stock Fund	$ 3,234,385	$ 2,175,044
Mutual Funds:		
Invesco S&P 500 Index	152,287 *	161,948

** Represents less than 5%*

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENT

All employer contributions are considered nonparticipant-directed and are invested in the Cooperative Bankshares Common Stock Fund, which invests solely in the common stock of Cooperative Bankshares, Inc. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	2002	(Unaudited) 2001
Net Assets:		
Common stock:		
Cooperative Bankshares, Inc.	$ 1,099,283	$ 708,111
Employer contribution receivable	7,923	6,761

	2002
Changes in Net Assets:	
Employer contributions	$ 90,013
Dividends	13,263
Net appreciation	314,495
Benefits paid to participants	43,955

NOTE F - RELATED PARTY TRANSACTIONS

As of December 31, 2002 and 2001, the Plan's investments included $3,234,385 and $3,175,044 (unaudited), respectively, in common stock of Cooperative Bankshares, Inc. These investments represent approximately 86.5% and 80.8% (unaudited) of total Plan investments at December 31, 2002 and 2001, respectively. At December 31, 2002, the Plan holds approximately 7% of total outstanding stock of Cooperative Bankshares, Inc. For the year ended December 31, 2002, the Plan purchased 21,228 shares of Cooperative Bankshares, Inc. common stock at a cost of $289,963. In addition, the Plan sold 19,711 shares of Cooperative Bankshares, Inc. common stock for proceeds of $220,773.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100 percent vested in their accounts.

EXHIBIT 23

DIXON ODOM PLLC™
Certified Public Accountants and Consultants

CONSENT OF INDEPENDENT AUDITORS

To Plan Administrator
Cooperative Bank for Savings, Inc., SSB
401(k) Supplemental Retirement Plan

We consent to incorporation by reference in the registration statements (Nos. 333-101442 and 333-22335) on Form S-8 of Cooperative Bankshares, Inc. of our report dated July 11, 2003 relating to the statement of net assets of Cooperative Bank for Savings, Inc., SSB 401(k) Supplemental Retirement Plan and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2002 annual report on Form 11-K of Cooperative Bank for Savings, Inc., SSB 401(k) Supplemental Retirement Plan.

Dixon Odom PLLC

Sanford, North Carolina
July 15, 2003

EXHIBIT 99

EXHIBIT 99

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of the Cooperative Bank for Savings, Inc., SSB 401(k) Supplemental Retirement Plan (the "Plan") as filed with the Securities and Exchange Commission on July 15, 2003 (the "Report"), I, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to my knowledge, the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: [signature]
Frederick Willetts, III
Title: President and Chief Executive Officer

By: [signature]
Todd L. Sammons
Title: Senior Vice President and Chief Financial Officer

Date: July 15, 2003